Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

Hi, this is Josh Blum, I am the head of investor relations for FS Specialty Lending Fund. As one of our top investors, I wanted to reach out to you with an urgent request pertaining to our Special meeting that is quickly approaching. Shareholder approval for all three proposals is a prerequisite for the proposed listing and is the board-approved path to shareholder liquidity.

You should have recently received proxy information related to the upcoming meeting over the past couple of days. That UPS package included instructions on how you can easily vote your shares by mail, over the phone or online. As one of our top investors, your vote is critical – we value your input and participation.

Please vote promptly by pressing 1 at any time to be connected with a proxy specialist. If this message was recorded on your voice mail, please call 1-844-202-3147 to vote your shares.

Thank you for your investment and most importantly, thank you for your vote.